Exhibit 4.11

eFleets Corporation

7660 Pebble Drive

Fort Worth, Texas 76118

August 15, 2014

Zeus Corp

Gentlemen:

Reference is made to the Convertible Promissory Note (“Note”) of Good Energy Conservation, Inc.(the “Company”) dated June 28, 2013 in the original amount of $150,000 which has been issued to Zeus Corp (“Holder”):

For good and valuable consideration the receipt of which is hereby received, the Company and the Holder hereby agree that the maturity date of the Note shall be extended from June 28, 2014 to March 31, 2015 and notwithstanding anything to the contrary in the respective Notes all interest and principal due on the Notes shall be deferred and payable on the new maturity date of the Note. This agreement is effective on and as of June 28, 2014.

Except as set forth herein, all other terms set forth in the Notes shall remain unchanged. This extension agreement shall be governed by the laws of the State of Texas, excluding its conflict of laws rules. The exclusive jurisdiction and venue of the any legal action instituted by any party to this extension shall be the Circuit Court of Tarrant County, Texas.

Very truly yours,

eFLEETS Corporation.

By:
James R. Emmons
President

Agreed and Accepted

Zeus Corp

By:
Name:
Title: